Exhibit 99.1

EDTK Announces Business Plans to Expand Into New Market and Offer Free Online Trainings to Attract Customers

WUXI, China, November 4, 2024 -- Skillful Craftsman Education Technology Limited (NASDAQ: EDTK) announced today that the board of directors of the Company (the “Board”) has approved a plan to establish a wholly-owned subsidiary in the United States, to expand into the international new skills training market. Additionally, the Board has approved, starting October 1, 2024, the Company will remove the membership fee requirement for the Education Cloud Platform under Wuxi Kingway Technology Co., Ltd., a variable interest entity of the Company in China, offering free online skills training for all users in need to expand our customer base.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report and other filings with the SEC, which are available for review at www.sec.gov.

For investor and media enquiries, please contact:

Skillful Craftsman

Investor Relations Department

Email: mello.bai@kingwayedu.cn